QUAKER INVESTMENT TRUST

c/o Community Capital Management, LLC

261 North University Drive, Suite 520

Ft. Lauderdale, FL 33324

August 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Delaying Amendment for Quaker Investment Trust Registration Statement on Form N-14
File Nos. 333-273178/811-06260

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Quaker Investment Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Impact Shares Affordable Housing MBS ETF with and into CCM Affordable Housing MBS ETF. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2023 (Accession No. 0001398344-23-012799).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Ft. Lauderdale, State of Florida on this 4th day of August, 2023.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Mr. Jonathan Kopcsik of Stradley Ronon Stevens & Young, LLP, the counsel for the Registrant, at (215) 564-8099.

Sincerely,

By:	/s/James Malone
Name:	James Malone
Title:	Treasurer